EXHIBIT 21

Subsidiaries of Hornbeck Offshore Services, Inc.

Subsidiary Name	State or Country of Incorporation
Hornbeck Offshore Services, LLC	Delaware
Hornbeck Offshore Transportation, LLC	Delaware
Hornbeck Offshore Operators, LLC	Delaware
HOS Port, LLC	Delaware